Exhibit 21.1

Subsidiaries

Jurisdiction

Advance Stores Company, Incorporated	Virginia

Advance Trucking Corporation	Virginia

Western Auto Supply Company (Western Auto Supply Company operates auto parts stores through 2 wholly-owned subsidiaries organized in Delaware)	Delaware

WASCO Insurance Agency, Inc.	Missouri

Discount Auto Parts, Inc.	Florida

DAP Acceptance Corporation	Delaware

Advance Merchandising Company, Inc.	Virginia

Advance Aircraft Company, Inc.	Virginia